Exhibit 2

22 September 2011

WPP plc (“WPP”)

Purchase of Own Securities

WPP announces that on 22 September 2011 it purchased 150,000 of its ordinary shares at a price of 596.6605 pence per ordinary share. All of these shares will be held as treasury shares.

Following the above purchase, WPP holds 5,686,371 ordinary shares as treasury shares. The total number of WPP shares in issue is 1,260,820,274 (excluding shares to be held in treasury).